Marshall Funds, Inc. d/b/a BMO Funds

111 East Kilbourn Avenue

Milwaukee, WI  53202

September 27, 2012

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20543

Re:

Marshall Funds, Inc. (the “Registrant”)
File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on August 27, 2012 regarding Post-Effective Amendment Number 78 to the Registrant’s Form N-1A Registration Statement filed on July 13, 2012 (the “Post-Effective Amendment”) for the purpose of registering shares of three new series of the Registrant:  BMO Low Volatility Equity Fund, BMO Short Tax-Free Fund and BMO TCH Emerging Markets Bond Fund (each, a “Fund,” and collectively, the “Funds”).

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Post-Effective Amendment.

General

1.

Comment:  Please note that comments made with respect to one Fund apply to the other Funds, as applicable.

Response:  The Registrant has considered the comments with respect to each applicable Fund.

Ms. Deborah O’Neal-Johnson

September 27, 2012

Prospectus

2.

Comment:  Under “Fund Summary – Portfolio Managers” for each Fund, please provide the name, title and length of service for each portfolio manager, including, if applicable, the length of time served at any predecessor entities of the Adviser.

Response:  The Registrant confirms that the sub-section has been revised to include the name, title and length of service for each portfolio manager of the Funds, including, if applicable, the length of time served at Harris Investment Management, Inc., a predecessor to the Adviser.

3.

Comment:  Under “Fund Summary – Fees and Expenses of the Fund” for each Fund, please confirm that Acquired Fund Fees and Expenses are currently estimated to not exceed 0.01% of the Fund’s average net assets.

Response:  The Registrant confirms that each Fund’s Acquired Fund Fees and Expenses are currently estimated to not exceed 0.01% of the Fund’s average net assets.

4.

Comment:  Under “Fund Summary – Fees and Expenses of the Fund” for each Fund, please include a statement if the Adviser is entitled to recoupment of waived fees pursuant to the fee waiver and expense reimbursement agreement, if applicable.

Response:  The Adviser is not entitled to recoupment of waived fees or reimbursed expenses.

5.

Comment:  Under “Fund Summary – Purchase of Fund Shares,” please confirm that there is no minimum subsequent purchase amount for Class I shares.

Response:  There is no minimum subsequent purchase amount for Class I shares.

6.

Comment:  Under “Fund Summary – BMO TCH Emerging Markets Bond Fund,” the Registrant provides a list of countries that the Fund’s sub-adviser does not consider to be emerging markets.  Please confirm that the list of countries is based on an established list of non-emerging market countries.

Response:  The Registrant confirms that the sub-adviser based the list of non-emerging market countries on an established list of emerging market countries.  The sub-adviser starts with a list of emerging markets, which are those included in the JP Morgan Emerging Market Bond Index-Diversified.  The sub-adviser established the list of non-emerging markets countries listed in the prospectus from the Citigroup World Government Bond Index, with some adjustments  based on financial or economic factors identified by the sub-adviser.

Ms. Deborah O’Neal-Johnson

September 27, 2012

7.

Comment:  Under “Additional Information Regarding Principal Investment Strategies and Risks,” it is disclosed that each Fund’s investment objective is non-fundamental and may be changed without shareholder approval.  Please advise whether the Registrant has a policy regarding providing notice to shareholders regarding any change in a Fund’s investment objective.

Response:  The Registrant does not have a policy regarding providing notice to shareholders about changes in a Fund’s investment objective.  However, management of the Registrant anticipates that it will make a judgment based on the individual facts of any changes in this regard, and in doing so determine whether advance notice is required and what form the notice would take.

8.

Comment:  Under “Account and Share Information – Portfolio Holdings,” if the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities are available on the Funds’ website, please disclose the website address.

Response:  The Registrant confirms that the policies and procedures with respect to the disclosure of the Funds’ portfolio securities are not provided on the Funds’ website.

9.

Comment:  Under “Historical Performance for Similar Accounts,” please advise if the Composite includes the Adviser’s advisory accounts that have substantially similar investment objectives.

Response:  The Registrant confirms that the Composite includes all of the Adviser’s advisory accounts that have substantially similar investment objectives.  The disclosure has been revised accordingly.

10.

Comment:  Under “Historical Performance for Similar Accounts,” please advise if the Low Volatility Composite’s returns are net or gross of custodian fees.

Response:  The Low Volatility Composite’s returns are calculated gross of custodian fees as noted in the fourth paragraph.

11.

Comment:  Under “Historical Performance for Similar Accounts,” please confirm that the since inception performance figures are annualized.

Response:  The Registrant confirms that the since inception performance figures are annualized.  The disclosure has been revised accordingly.

Statement of Additional Information

12.

Comment:  Please add the ticker symbols for each Fund and each class.

Response:  The ticker symbols have been added.

Ms. Deborah O’Neal-Johnson

September 27, 2012

13.

Comment:  In the discussion of “Swap Agreements and Options on Swap Agreements,” please confirm that if a Fund sells credit default swaps, the Fund will cover the full notional value of the swaps sold.

Response:  The Registrant confirms that, in all cases, Funds that sell credit default swaps will cover the full notional value of the swaps sold.

14.

Comment:  Under “Investment Policies and Limitations – Concentration of Investments – Short Tax-Free,” it is stated that the Fund may invest more than 25% of its total assets in any state.  If the Fund invests more than 25% of its total assets in any state, such disclosure must be included in the Prospectus.

Response:  The Registrant confirms that the Short Tax-Free Fund does not intend to invest more than 25% of its total assets in any one state.

15.

Comment:  Under “Directors and Officers,” please confirm that the information in the table under the heading “Other Directorships Held by Director” includes information for the past five years.

Response:  The Registrant confirms that information under the heading “Other Directorships Held by Director” includes information for the past five years.

* * *

If you have any questions regarding these responses, please call Michele L. Racadio, Senior Counsel, BMO Financial Group, at 414-765-8241.

Very truly yours, /s/ John M. Blaser John M. Blaser President cc:

Michele L. Racadio

Michael P. O’Hare (Stradley Ronon Stevens & Young LLP)